English Translation

Party A: Zhang Simin

Party B: Huang Xiguang

Reference is made to the Share Entrustment Agreement (Agreement No.: 20150501) entered into by and between Party A and Party B on May 18, 2015 (the “Share Entrustment Agreement”). Pursuant to Section 6.2 of the Share Entrustment Agreement, both Party A and Party B agree to terminate the Share Entrustment Agreement and all rights and obligations of Party A and Party B thereunder from the date hereof.

Party A: /s/ Zhang Simin                                               Party B: /s/ Huang Xiguang

July 6, 2015